

MANHATTAN MINERALS CORP.
NEWS RELEASE

March 8, 2004   **Toronto Stock Exchange**
                                                          Trading Symbol: MAN

BUSINESS PLAN REVIEW AND MANAGEMENT CHANGES

The Board of Directors of Manhattan Minerals Corp. today announced organizational changes and its review of the Company's business plan.

The Company remains of the view that its existing assets in Peru are technically and economically amongst the best available in the mining sector, and the Company remains committed to these projects. However, the Company has also decided to diversify its asset base and is now evaluating and reviewing copper and gold projects in other countries.

To assist in executing the business plan, Manhattan has recently retained two advisors to assist the Company to undertake and to bring to the Company project and corporate opportunities that may result in increased shareholder value. On March 31, 2004, Dr. Lawrence Glaser, currently Chairman, President, and CEO of Manhattan, will be stepping down from the position of President and CEO, but will remain as Chairman. The Company has commenced an executive search and selection process for a new President. On March 15, 2004, Horng Dih Lee will be stepping down from his position as Chief Financial Officer to pursue other interests. The Board would like to express its appreciation to Mr. Lee for his contributions to the Company. Mr. Americo Villafuerte, President of the Company's Peruvian subsidiaries, will continue in his current position with responsibility for all Peruvian operations.

Dr. Glaser issued the following statement: "In stepping down from the Company, I am expressing my strongly held belief that companies must never be shy about making adjustments and acquiring sets of management skills that are needed to build value and move in profitable directions quickly. Having spent the past 3 years working exclusively on the Peruvian assets of the Company, it is important that the Company have the people and access to successfully acquire additional assets while also continuing to move forward in Peru. It is imperative that we take the necessary initiatives to regain value for our shareholders, and this includes arbitration on the Tambogrande assets, exploration on our existing assets in Peru, and acquisition and development of additional projects. We are making good progress in those communities where we have high priority drilling targets on the Papayo concessions, and we are currently working on our nominee and evidence for the arbitration on the Tambogrande concessions."

For additional information, please contact:

Dr. Lawrence Glaser   604-669-3397
Chairman, President, and CEO   www.manhattan-min.com